THE OFFERING

The primary goal of this fundraising is to complete animal studies, which is a necessary step in the regulatory process for getting Ourotech's device FDA approved. Additional funding will be used for the regulatory filings and device design in preparation for human trials.

	If Target Offering Amount Sold	If Maximum Amount Sold
Total Proceeds	$25,000	$100,000
Less: Offering Expenses		
(A) Slice Capital Cost	$1,250	$5,000
(B)		
(C)		
Net Proceeds	$23,750	$ 95,000
Use of Net Proceeds		
(A) Mice Study	$23,750	$50,000
(B) Regulatory and IP filing		$20,000
(C) Device design/manufacturing		$25,000
Total Use of Net Proceeds	$23,750	$95,000